EXHIBIT 12.1
OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2016	2015	2014	2013	2012

Earnings:
Income (loss) from before income taxes (1)	$(206,361)	$(129,861)	$(443,226)	$350,956	$257,394

Add:
Interest expensed and capitalized and amortization of capitalized debt expenses	412,583	482,373	541,757	395,586	223,455
Interest component of rental expense	6,650	7,883	6,283	9,102	4,883
Total fixed charges (2)	419,233	490,256	548,040	404,688	228,338
Earnings for computation purposes	$212,872	$360,395	$104,814	$755,644	$485,732

Preferred dividend requirements	$—	$—	$2,802	$12,020	$145
Ratio of pretax income to net income	1.04	0.53	0.94	1.14	1.42
Preferred dividend factor	—	—	2,634	13,703	206
Total fixed charges	419,233	490,256	548,040	404,688	228,338
Combined fixed charges and preferred dividends	$419,233	$490,256	$550,674	$418,391	$228,544

Ratio of earnings to combined fixed charges and preferred dividends (3)(4)	(4)	(4)	(4)	1.81	2.13

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.

(2)	Fixed charges represent total interest expensed and capitalized, including interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)
The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing (x) income before income taxes plus fixed charges by (y) combined fixed charges and preferred dividends.

(4)
Due to our losses in 2016, 2015 and 2014, the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $206.4 million, $129.9 million and $445.9 million, respectively, to achieve coverage of 1:1.